UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

BAYCORP HOLDINGS, LTD.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

072728108

(CUSIP Number)

Thomas B. Youth

c/o Tavistock Financial Corporation

6100 Payne Stewart Drive

Windermere, Florida 34786

(407) 876-0024

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 072728108	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Sloan Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 213,832 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 213,832 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,832 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 072728108	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Sloan Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,535,889 (see Item 5) 8 SHARED VOTING POWER 213,832 (see Item 5) 9 SOLE DISPOSITIVE POWER 1,535,889 (see Item 5) 10 SHARED DISPOSITIVE POWER 213,832 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,721 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.7% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 072728108	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Not Applicable 8 SHARED VOTING POWER Not Applicable 9 SOLE DISPOSITIVE POWER Not Applicable 10 SHARED DISPOSITIVE POWER Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,721 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”) of BayCorp Holdings, Ltd., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at One New Hampshire Avenue, Suite 125, Portsmouth, New Hampshire 03801. This Statement is filed jointly pursuant to Commission Rule 13d-1(k)(1).

Item 2. Identity and Background

Sloan Acquisition Corp. (“Purchaser”) is a recently incorporated Delaware corporation and wholly owned subsidiary of Sloan Group Ltd. (“Sloan Group”). The address of the principal office of Purchaser is 6100 Payne Stewart Drive, Windermere, Florida 34786.

Sloan Group is an international business corporation organized under the laws of the Bahamas. Joseph Lewis is the ultimate owner of Sloan Group, and he controls both Sloan Group and Purchaser. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom. Joseph Lewis is principally engaged in business as a private investor. The business address of each of Sloan Group and Joseph Lewis is c/o Cay House, P.O. Box N-7776, Lyford Cay, New Providence, Bahamas.

During the last five years, none of Purchaser, Sloan Group or Joseph Lewis has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Sloan Group, Purchaser and Joseph Lewis are each a “Reporting Person” and are referred to collectively in this Statement as the “Reporting Persons.”

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons, as the case may be, for which such information is set forth.

During the last five years, to the best of each of the Reporting Persons’ knowledge, none of the individuals set forth on Schedule A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, Sloan Group and Joseph Lewis may each be deemed the beneficial owner of (i) 25,000 Shares owned directly by Sloan Group, (ii) 1,510,889 Shares beneficially owned pursuant to the convertible feature of the Notes as described below in Item 5 and (iii) 213,832 Shares pursuant to the Stockholder Support Agreement described below in Item 4. Additionally, Purchaser may also be deemed the beneficial owner of the 213,832 Shares pursuant to the Stockholder Support Agreement described below in Item 4. The aggregate purchase price for the 25,000 Shares was $318,722 and was paid by Sloan Group out of cash on hand. The loans under the Notes represent total borrowings by the Company of $21,212,879 (including accrued interest through the maturity date), which were funded by Sloan Group. The Stockholder Support Agreement was signed incident to the Merger Agreement, but no separate funds were paid to the two executives for such Stockholder Support Agreement.

The total amount of funds required by Sloan Group and Purchaser to consummate the Offer and the Merger described below in Item 4 and to pay related fees and expenses is estimated to be $9,025,000. Sloan Group and Purchaser will have such funds available as cash on hand.

Item 4. Purpose of Transaction

(a)-(c), (j) Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) among Sloan Group, Purchaser and the Issuer, Purchaser will commence a cash tender offer (the “Offer”) to purchase all of the Shares that are issued and outstanding, other than any Shares already owned by Sloan Group or its subsidiaries, for $14.19 per share, net to the seller in cash, without interest, upon the terms and conditions of the Merger Agreement. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or, if permitted under the Merger Agreement, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser will be merged with and into the Company (the “Merger”). The Company will continue as the surviving corporation following the Merger (the “Surviving Corporation”) and will become a wholly owned subsidiary of Sloan Group. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, Shares owned by Purchaser or Sloan Group and Shares which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded and perfected appraisal rights for such Shares in accordance with Delaware Law (“Dissenting Stockholders”)) shall be canceled and converted into the right to receive $14.19 in cash, without interest. Shares held in the treasury of the Company and Shares owned by the Purchaser or Sloan Group immediately prior to the Effective Time shall be canceled without the payment of consideration. Shares held by Dissenting Stockholders shall be converted into, in connection with the Merger, the right to receive cash for the fair value of the Shares in accordance with the procedures prescribed by Delaware Law. Additionally, outstanding common stock options will be cancelled at the time of the Merger, and the holders of the options will be entitled to receive an amount in cash equal to the amount by which $14.19 exceeds the exercise price of each cancelled common stock option.

Concurrently with entering into the Merger Agreement, Sloan Group, Purchaser, Frank W. Getman Jr. and Anthony M. Callendrello, the Company’s principal executive officers (the “Stockholders”), entered into a Stockholder Support Agreement, dated as of September 13, 2005 (the “Stockholder Support Agreement”), pursuant to which the Stockholders have agreed, among other things, (i) to validly tender (and not withdraw) their Shares in the Offer and (ii) to vote their Shares in favor of the Merger, if applicable. Except as otherwise provided in the Stockholder Support Agreement, each of the Stockholders will not: (i) sell, assign, transfer (including by operation of law), permit to become subject to lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing; (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto; (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; or (iv) take any action that would make any representation or warranty of such Stockholder therein untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing his obligations thereunder.

(d) The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Purchaser shall be entitled to designate a number of directors to the Company’s Board of Directors that is proportionate to its and its affiliates’ shareholdings. Additionally, the Merger Agreement and related documents provide that the directors of Purchaser immediately prior to the Effective Time, together with Frank W. Getman Jr. and Anthony M. Callendrello, shall be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed or qualified or until their earlier death, resignation or removal.

(e) There is no known change in the Company’s capitalization except that Sloan Group may provide additional equity or debt to the Company to support its capital expenditures, including its oil and gas exploration activities.

(f) No change.

(g) At the Effective Time, the certificate of incorporation and bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation except for the certificate of incorporation of the Surviving Corporation shall be amended to provide the name of the Surviving Corporation shall be the name of the Company.

(h) - (i) Sloan Group intends to cause the delisting of the Shares by the American Stock Exchange as soon as practicable after consummation of the Offer. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon after consummation of the Offer as the requirements for termination are met. Such termination will substantially reduce the information required to be furnished by the Company to holders of Shares and to the Securities and Exchange Commission under the Exchange Act.

References to, and descriptions of the Merger Agreement and the Stockholder Support Agreement as set forth in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Stockholder Support Agreement, which are attached as exhibits to this Statement and are incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof:

Sloan Group directly owns 25,000 Shares over which Sloan Group has sole voting power and sole dispositive power. In addition, Sloan Group would have sole voting power and sole dispositive power over up to 1,510,889 Shares into which the Notes (as described below in Item 6) will be convertible between November 15 and December 15, 2005, upon the exercise of the Notes’ conversion rights in the sole discretion of Sloan Group. As a result of its direct Share ownership together with its Share ownership upon full conversion of the Notes into Shares, Sloan Group may be deemed to have sole voting power and sole dispositive power over 1,535,889 Shares.

In addition, for purposes of Rule 13d-3 under the Exchange Act, as a result of the Stockholder Support Agreement, each of Sloan Group and Purchaser may be deemed to possess shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, 213,832 Shares (including 140,247 Shares issuable to the Stockholders upon exercise of stock options that the Reporting Persons understand are exercisable within 60 days from the date hereof). Each of Sloan Group and Purchaser disclaims beneficial ownership of such Shares.

Consequently, Sloan Group and Joseph Lewis may each be deemed to beneficially own an aggregate of 1,749,721 Shares including Sloan Group’s direct Share ownership, its indirect ownership of Shares held by Purchaser, Shares issuable upon full conversion of the Notes and the Shares for which it may be deemed to have shared voting or dispositive power pursuant to the Stockholder Support Agreement. This represents approximately 78.7% of the outstanding Shares assuming 571,364 Shares outstanding on the date hereof (based on the Company’s most recent Quarterly Report on Form 10-Q), plus 1,510,889 Shares issuable upon the conversion of the Notes plus 140,247 Shares issuable to Stockholders in connection with the exercise of currently exercisable stock options.

Purchaser may be deemed to beneficially own 213,832 Shares taking into account the Shares for which it may be deemed to have shared voting or dispositive power pursuant to the Stockholder Support Agreement. This represents approximately 30.1% of the outstanding Shares assuming 571,364 Shares outstanding on the date hereof (based on the Company’s most recent Quarterly Report on Form 10-Q), plus 140,247 Shares issuable to Stockholders in connection with the exercise of stock options.

As a result of his ultimate control over Sloan Group, Joseph Lewis may be deemed to beneficially own Shares that are beneficially owned by Sloan Group, and by its wholly owned subsidiary, Purchaser. Joseph Lewis disclaims beneficial ownership of any Shares that he may be deemed to beneficially own as a result of the Stockholder Support Agreement.

(c)-(d) Except as described herein, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A attached hereto, has acquired or disposed of any Shares during the past 60 days. Furthermore, the Reporting Persons do not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e) Not applicable.

References to and descriptions of the Stockholder Support Agreement and Notes as set forth in this Item 5 are qualified in their entirety by reference to the Stockholder Support Agreement and Notes, which are attached as exhibits to this Statement and incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

Sloan Group is the holder of a $10,250,000 convertible note (the “First Note”) and a $10,000,000 multiple-draw convertible note (the “Second Note”, together with the First Note, “Notes”) from the Company and all of its wholly owned subsidiaries. The total debt, including any draws under the Second Note, accrues interest at 8% per annum, is due on December 15,

2005 and is convertible at any time between November 15, 2005 and December 15, 2005 (or any time after the occurrence and during the continuance of a material event of default under the First Note or Second Note) into Shares at a price of $14.04 per Share. At December 15, 2005, the end of the conversion period, the principal and interest of the Notes would be convertible into approximately 1,510,889 Shares. The Notes do not allow the Company to prepay the debt and provide that the interest increases by 2% per annum during the continuation of an event of a default by the Company. Payment may be accelerated upon certain material events of default. The Notes are secured by a material portion of the assets of the Company.

Except as described above or elsewhere in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or between any of the Reporting Persons and any other person or, to the best of the Reporting Persons’ knowledge, among any of the persons named in Schedule A or between any such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The Company has requested that Sloan Group lend it an additional $7,750,000 to fund certain oil and gas exploration expenditures that are expected to be required in the near future. Sloan Group expects to lend the requested funds to the Company with such loan to be secured by all or substantially all of the Company’s assets, but the terms of this loan have not been agreed upon.

References to and descriptions of the Notes as set forth in this Item 6 are qualified in their entirety by reference to the Notes, which are attached as exhibits to this Statement and incorporated by reference in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Agreement and Plan of Merger, dated September 13, 2005, by and among Sloan Group Ltd., Sloan Acquisition Corp. and BayCorp Holdings, Ltd. (incorporated by reference to Exhibit 2.1 to BayCorp Holding, Ltd.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2005)

2	Stockholder Support Agreement, dated September 13, 2005, among Sloan Group Ltd., Sloan Acquisition Corp. and Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to Exhibit 2.2 to BayCorp Holding, Ltd.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2005)

3	Convertible Note dated March 15, 2005, among BayCorp Holdings, Ltd., Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group Ltd. (incorporated by reference to Exhibit 10.10 to BayCorp Holding, Ltd.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2005).

4	Convertible Note dated May 24, 2005, among BayCorp Holdings, Ltd., Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group Ltd (incorporated by reference to Exhibit 10.1 to BayCorp Holdings, Ltd.’s Amendment No. 1 to Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on September 23, 2005).

5	Joint Filing Agreement, dated September 23, 2005, among Sloan Group Ltd., Sloan Acquisition Corp. and Joseph Lewis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLOAN GROUP LTD.

Date: September 23, 2005

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President and Secretary

SLOAN ACQUISITION CORP.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	President

/s/ Joseph Lewis
Joseph Lewis

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

SLOAN GROUP LTD.

The executive officers and directors of Sloan Group Ltd. are set forth below. Each individual’s business address is c/o Sloan Group Ltd., Cay House, Box N-7776, E.P. Taylor Drive, Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Sloan Group Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Jason Callender	Director, President and Treasurer	Bahamas
Jefferson R. Voss	Director, Vice President and Secretary	USA

SLOAN ACQUISITION CORP.

The executive officers and directors of Sloan Acquisition Corp. are set forth below. Each individual’s business address is c/o Sloan Acquisition Corp., 6100 Payne Stewart Drive, Windermere, Florida 34786. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Sloan Acquisition Corp.

Name	Present Principal Occupation or Employment	Citizenship
Jefferson R. Voss	Director and President	USA
Tyler Piercy	Director, Vice President, Secretary and Treasurer	USA

EXHIBIT INDEX

Exhibit No.	Description
1	Agreement and Plan of Merger, dated September 13, 2005, by and among Sloan Group Ltd., Sloan Acquisition Corp. and BayCorp Holdings, Ltd. (incorporated by reference to Exhibit 2.1 to BayCorp Holding, Ltd.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2005)

2	Stockholder Support Agreement, dated September 13, 2005, among Sloan Group Ltd., Sloan Acquisition Corp. and Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to Exhibit 2.2 to BayCorp Holding, Ltd.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2005)

3	Convertible Note dated March 15, 2005, among BayCorp Holdings, Ltd., Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group Ltd. (incorporated by reference to Exhibit 10.10 to BayCorp Holding, Ltd.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2005).

4	Convertible Note dated May 24, 2005, among BayCorp Holdings, Ltd., Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group Ltd. (incorporated by reference to Exhibit 10.1 to BayCorp Holdings, Ltd.’s Amendment No. 1 to Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on September 23, 2005)

5	Joint Filing Agreement, dated September 23, 2005, among Sloan Group Ltd., Sloan Acquisition Corp. and Joseph Lewis.